
Mail Stop 4561

June 8, 2009

Tarek A. Sherif
Chief Executive Officer
Medidata Solutions, Inc.
79 Fifth Avenue, 8th Floor
New York, NY 10003

> **Re: Medidata Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 3, 2009**
> **File No. 333-156935**

Dear Mr. Sherif:

We have reviewed your filing and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of our Capital Stock, page 46

1.   You indicate that between March 31, 2009 and May 31, 2009 you granted stock options with exercise prices ranging from $15.70 to $20.58 per share. Please revise your disclosure to indicate that these options were granted during the twelve months ended March 31, 2009 and subsequently through May 31, 2009.

2.   Your disclosure on page 49 indicates that the valuation performed at March 31, 2009 resulted in a fair value of $15.43 per common share. However, your disclosure on page 48 indicates the valuation at March 31, 2009 resulted in an estimated fair value per common share of $15.70. Please revise your disclosure to resolve this discrepancy.

Executive Compensation

Compensation Discussion and Analysis

2009 Plan Awards at IPO, page 91

3.   Your compensation discussion and analysis should provide an expanded analysis
        of how you arrived at and why you paid each particular level of compensation. In
        particular, we note minimal discussion and analysis of how the Committee
        determined specific equity awards to be granted pursuant to the 2009 Long-Term
        Incentive Plan. Although we do note your general discussion of Committee
        considerations in determining stock option grants, there is no discussion of
        Committee considerations for determining grants of restricted stock. We would
        expect to see a more focused discussion that provides substantive analysis and
        insight into how the Committee made actual payout determinations for both stock
        option and restricted stock grants. Refer to Instruction 2 to Item 402(b) and
        paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide
        complete discussions of the specific factors considered by the Committee in
        ultimately approving this and other forms of compensation, including the reasons
        why the Committee believes that the amounts paid to each named executive
        officer are appropriate in light of the various items it considered in making
        specific compensation decisions.

Principal and Selling Stockholders, page 98

4.   We note that you have added a selling shareholder component to your offering in
        this amendment. For all selling shareholders that are legal entities, please identify
        in the registration statement the natural person or persons who exercise sole or
        shared voting and/or dispositive powers over the securities offered for resale. We
        note that you have not provided the natural person or persons who exercise sole or
        shared voting and/or dispositive powers over the securities offered for resale by
        Stonehenge Capital Fund New York, LLC, GlobalNet Partners LP and Silicon
        Alley Ventures, LP.

5.   Please clarify whether any of the selling stockholders are broker-dealers or
        affiliates of a broker-dealer. For selling shareholders that are affiliates of a
        broker-dealer, please disclose whether the sellers purchased the shares in the
        ordinary course of business and whether, at the time of the purchase of the
        securities to be resold, the sellers had any agreements or understandings, directly
        or indirectly, with any person to distribute the securities.

                                        *   *   *

        As appropriate, please amend your filing in response to these comments. Your
responsive amendments should also include marked copies of the amended filing that
conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those
in HTML format that show changes within paragraphs help us to expedite our review.

Tarek A. Sherif
Medidata Solutions, Inc.
June 8, 2009
Page 3

Please furnish a cover letter with your amendment that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or, if you require additional assistance, you may contact Mark Shannon, Staff Accountant, at (202) 551-3299. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3735 for additional assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 318-3400
        Warren J. Nimetz, Esq.
        Fulbright & Jaworski L.L.P.